January 25, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Babette Cooper

Re:	Centra Financial Holdings, Inc. (“Centra”, the “Company”, or “we”)
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (“March 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2010 (“June 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (“September 2010 Form 10-Q”)
File No. 000-49699
Dear Ms. Cooper:
We are in receipt of the letter, dated January 14, 2011, to Darren K Williams, Chief Financial Officer of Centra, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2009 Form 10-K, March 2010 Form 10-Q, June 2010 Form 10-Q, and September 2010 Form 10-Q. We appreciate the Staff’s careful review of our filings and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response.
Form 10-Q as of September 30, 2010
Financial Statement, page 1
Note D — Fair Value Measurements, page 6
Impaired Loans, page 8
We note your disclosure that states when the fair value of the collateral supporting an impaired loan is “based on an observable market price or a current appraised value, you record the impaired loan as nonrecurring Level 2.” Due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. We note you report $7,691 thousand of impaired loans as using Level 2 assumptions to determine their fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Centra Response
Two loans comprise the $7,691 balance and were included in Level 2 reporting due to the recent timing of the appraisals and other corroborating information about the fair value of collateral. However, after further review of the information, we concur that it may not fully meet the Level 2 reporting requirements and we will include any such loans in Level 3 in future filings.
Management’s Discussion and Analysis, page 11
Allowance and Provision for Credit Losses, page 18
We note that your total allowance slightly increased from $18.0 million as of December 31, 2009 to $18.3 million as of September 30, 2010. We also note your significant increase in specific reserves from $2.4 million as of December 31, 2009 to $5.0 million as of September 30, 2010, which resulted in a significant decrease in your general reserve over the same period. On page 19 you state that the historical loss experience has increased from prior periods due to the higher level of losses since September 30, 2009 and on page 18 you discuss the deterioration of general economic conditions. Given these disclosures and with a view toward more enhanced disclosures in this section of Management’s Discussion and Analysis, please tell us and revise future filings to more fully discuss how changes in trends in your recent credit experience and in the overall credit environment are factored into overall changes in your general reserve.
Centra Response
Centra Bank, Inc. (the Bank or Centra) is a full service commercial bank that was chartered on September 27, 1999, under the laws of the State of West Virginia and commenced operations on February 14, 2000. It is important to understand Centra’s history when assessing trends related to our financial performance, and specifically related to our determination of the adequacy of the allowance for loan losses. Given the startup nature of Centra, through 2005 we experienced only $419,000 of net charge offs in over 5 years of operation. In 2006, Centra experienced a single charge off of $1.1 million or otherwise would have ended the year with a net recovery. In 2007, Centra did end the year in a $41,000 net recovery position. As such, it wasn’t until the recession that Centra began to experience other than occasional losses in its portfolio. This did not mean that management was not aware of the probability of loss inherent in the portfolio.
Accordingly, prior to 2010, Centra’s allowance methodology relied heavily upon eleven qualitative factors, peer data, and input from regulatory examiners to estimate variables that would cause loans in the portfolio to become non-performing and ultimately fail in the future. We believe that this approach was proper given the “startup” nature of Centra and the aforementioned minimal loss experience noted within this response. As the economy has moved further through the economic cycle, the qualitative variables have manifested themselves into impaired loans for which individual credit reviews are performed and specific loss reserves established.

Since the economic downturn, we have experienced higher losses than our historical measurement period as our portfolio matured and we felt similar pressures from the economic climate as other peer banking institutions. However, our overall losses of 0.47% for the year ended December 31, 2010 remain below peer levels of 1.88% of total loans (taken from the September 30, 2010 FDIC Quarterly Banking Profile for all commercial banks). While our level of annualized net charge offs has increased from 0.23% for the nine months ended September 30, 2009 to 0.33% for the nine months ended September 30, 2010 as noted in our disclosure, they still fall well below peer levels.
The specific reserve increase from $2.4 million as of December 31, 2009 to $5.0 million as of September 30, 2010 was attributable to two main factors. First, during the third quarter of 2010, we determined that a significant relationship with a single borrower was impaired. This impaired relationship accounted for approximately 47% of the increase. Second, due to the continued deterioration of real estate values held as collateral, the number of collateral dependent impaired loans requiring specific reserves increased.
As we have continued to progress through the economic cycle, Centra has continued to refine its qualitative assessment and the related factors in response to changes in our markets.
Centra believes that its allowance for loan losses is maintained at a level adequate to absorb any probable losses in its loan portfolio given the current information known to management. We continue to monitor, identify and provide for probable losses within the portfolio. Our qualitative factors continue to be a significant part of our applied methodology. In future filings, we will more fully discuss how changes in trends in Centra’s credit experience and in the overall credit environment are factored into the overall changes in our general reserve.
Management’s Discussion and Analysis, page 11
Allowance and Provision for Credit Losses, page 18
Please also tell us and revise future filings to more fully discuss the reasons for significant changes to any coverage or other allowance for loan losses ratio that you use to convey how management considers the movement/directional consistency of the allowance for loan losses as compared to total non-performing loans. Please provide a more granular and transparent discussion by loan category, should you have significant, material balances of different nonperforming loan components. For example, we note you disclose the significant increase in commercial non-accrual loans to $22.4 million at September 30, 2010, from $4.9 million at December 31, 2009; however, there is no discussion of how management evaluated changes in ratios resulting from changes in the allowance for loan losses and individual non-performing loan categories.
Centra Response
Centra includes a ratio analysis along with comparison to peers within our review of the adequacy for the allowance for loan losses. As you might expect, ratio analysis is performed upon completion of our review and is not used in determining the amount of allowance for loan losses recorded. Rather, such ratios serve as a reasonableness check and we investigate anomalies to make certain that we understand the reason for such differences.

Approximately 93% of the increase in non-performing loans from December 31, 2009 to September 30, 2010 is comprised of just four relationships. Accordingly, we did not feel that this was a trend indicative of the remainder of the portfolio. This is further evidenced by the decline in the amount of non-performing loans from $22.4 million at September 30, 2010 to $14.6 million as of December 31, 2010.
As requested by the staff, in future filings we will fully discuss the reasons for significant changes to any coverage or other allowance for loan losses ratio that Centra uses to convey how management considers the movement/directional consistency of the allowance for loan losses as compared to total non-performing loans.
Management’s Discussion and Analysis, page 11
Allowance and Provision for Credit Losses, page 18
In your consolidated statement of income, you report a provision of credit losses of $2,590 thousand for the nine months ended September 30, 2010. However, in the table on page 18, you report $2,862 thousand as your provision of credit losses for the same period. Please provide us with a reconciliation of these amounts and revise future filings accordingly.
Centra Response
On page 18, we disclose that for financial reporting purposes, Centra reports its provision for credit losses as the sum of the provision for loan losses and the provision for losses on lending-related commitments. On page 18, we disclose the provision for loan losses of $2,862. On page 20, we disclose the provision for lending commitments $(273). The combination of these amounts is referenced on the income statement as our provision for credit losses ($2,862 – $273 = $2,589) adjusted by $1 for rounding. We will provide a reconciliation of these amounts in future filings.
As requested in the letter, the Centra hereby acknowledges that:
•	The Centra is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K, the March 2010 Form 10-Q, the June 2010 Form 10-Q, the September 2010 Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K, the March 2010 Form 10-Q, the June 2010 Form 10-Q, and the September 30, 2010 Form 10-Q;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Darren K Williams Vice President and Chief Financial Officer